UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

Commission File Number 1-13175

VALERO ENERGY CORPORATION THRIFT PLAN

VALERO ENERGY CORPORATION

One Valero Way

San Antonio, Texas 78249

VALERO ENERGY CORPORATION THRIFT PLAN

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because they are not applicable or not required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Valero Energy Corporation Benefit Plans Administrative Committee:

We have audited the accompanying statements of net assets available for benefits of Valero Energy Corporation Thrift Plan (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

San Antonio, Texas

June 23, 2006

VALERO ENERGY CORPORATION THRIFT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2005	2004
Assets:
Investments:
Common stock	$994,680,261	$426,484,153
Mutual funds	270,225,925	259,431,648
Common/collective trusts	177,176,314	153,310,475
Self-directed investments	63,113,248	71,414,467
Participant loans	36,342,735	32,861,343
Money market security	423,949	429,079

Total investments	1,541,962,432	943,931,165

Receivables:
Employer contributions, net of forfeitures of $73,940 and $0, respectively	967,030	772,594
Interest and dividends	172,184	38,660
Due from brokers for securities sold	622,170	586,621

Total receivables	1,761,384	1,397,875

Cash	2,810,590	71,659

Net assets available for benefits	$1,546,534,406	$945,400,699

See Notes to Financial Statements.

VALERO ENERGY CORPORATION THRIFT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31,
	2005	2004
Investment income:
Interest income	$2,013,181	$1,760,266
Dividend income	19,228,746	13,017,491
Net appreciation in fair value of investments	566,493,089	232,967,245

Total investment income	587,735,016	247,745,002

Contributions:
Employee	71,287,447	59,043,372
Employer, net of forfeitures	30,434,221	26,433,887

Total contributions	101,721,668	85,477,259

Asset transfers in from Valero Savings Plan	153,396	45,313

	689,610,080	333,267,574

Deductions from net assets:
Withdrawals by participants	(88,011,425)	(43,853,959)
Asset transfers out to Valero Savings Plan	(9,191)	(72,436)
Administrative expenses	(455,757)	(350,634)

Total deductions	(88,476,373)	(44,277,029)

Net increase in net assets available for benefits	601,133,707	288,990,545

Net assets available for benefits:
Beginning of year	945,400,699	656,410,154

End of year	$1,546,534,406	$945,400,699

See Notes to Financial Statements.

VALERO ENERGY CORPORATION THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS

1. Description of the Plan

As used in this report, the term Valero may refer, depending upon the context, to Valero Energy Corporation, one or more of its consolidated subsidiaries, or all of them taken as a whole.

Valero Energy Corporation is a publicly held independent refining and marketing company with approximately 22,000 employees. As of December 31, 2005, Valero owned and operated 18 refineries in the United States, Canada and Aruba with a combined total throughput capacity, including processed crude oil, intermediates and other feedstocks, of approximately 3.3 million barrels per day. Valero markets refined products through an extensive bulk and rack marketing network and a network of approximately 5,000 retail and wholesale branded outlets in the United States, Canada and Aruba under various brand names including Valero®, Diamond Shamrock®, Shamrock®, Ultramar® and Beacon®. Through agreements with Valero L.P., Valero has access to a logistics system that complements Valero’s refining and marketing business. Valero L.P. is a publicly traded, master limited partnership that owns and operates crude oil pipelines, crude oil and intermediate feedstock storage facilities, and refined product pipelines and terminals. Valero owns approximately 23% of Valero L.P., which has no employees but is instead operated by employees of Valero affiliates who are included in the Valero Energy Corporation Thrift Plan (the Thrift Plan).

Valero’s common stock trades on the New York Stock Exchange under the symbol “VLO.”

The following description of the Thrift Plan provides only general information. Participants should refer to the plan document for a complete description of the Thrift Plan’s provisions.

General

The Thrift Plan is a qualified profit-sharing plan covering eligible employees of Valero. The Thrift Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Valero is the plan sponsor. An administrative committee (Administrative Committee), consisting of persons selected by Valero, administers the Thrift Plan. The members of the Administrative Committee serve without compensation for services in that capacity. Merrill Lynch Trust Company, FSB (Merrill Lynch) is the trustee under the Thrift Plan and has custody of the securities and investments of the Thrift Plan through a trust. Merrill Lynch, Pierce, Fenner & Smith Incorporated is the record keeper for the Thrift Plan.

Acquisitions and Asset Transfers

On March 5, 2004, Valero acquired El Paso Corporation’s refinery located on the island of Aruba in the Caribbean Sea and certain related businesses. In conjunction with this acquisition, certain former El Paso employees who were expatriates working in Aruba became employees of Valero and became eligible to participate in the Thrift Plan.

On May 31, 2005, Valero sold the stock of Colorado Refining Company, an indirect wholly owned subsidiary of Valero, to Suncor Energy (U.S.A.) Inc. (Suncor). The principal assets of Colorado Refining Company were a 30,000 barrel-per-day refinery near Denver, Colorado and a products terminal in Colorado. As a result of this sale, approximately 140 employees at these facilities became employees of Suncor. Those employees who were participants in the Thrift Plan became fully vested in their employer

VALERO ENERGY CORPORATION THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

accounts and had various options related to their account balances, including retention in the Thrift Plan, a distribution from the Thrift Plan, or a rollover to a Suncor 401(k) plan or an individual retirement account.

On July 1, 2005, Valero L.P. completed its acquisition of Kaneb Services LLC and Kaneb Pipe Line Partners, L.P. (collectively, Kaneb). Kaneb employees, including both union and nonunion personnel, became employees of Valero. With the exception of Kaneb employees associated with assets required to be divested pursuant to a consent decree issued by the Federal Trade Commission, all nonunion Kaneb employees and certain union Kaneb employees became eligible to participate in the Thrift Plan effective July 1, 2005. Effective January 1, 2006, the remaining union Kaneb employees became eligible to participate in the Thrift Plan. Effective March 1, 2006, the Kaneb Services LLC 401(k) Savings Plan was merged into the Thrift Plan with a total account balance of $31,610,583.

On September 1, 2005, Valero completed its merger with Premcor Inc. (Premcor). Union and corporate employees of Premcor continued participation in their respective savings plans previously sponsored by Premcor. Effective October 1, 2005, former Premcor employees other than union and corporate employees identified above became eligible to participate in the Thrift Plan. On February 16, 2006, these former Premcor employees had the option to transfer their balances from the Premcor Retirement Savings Plan into the Thrift Plan, of which the total account balance transferred was $23,968,276.

In addition, from time to time, asset transfers occur between the Valero Savings Plan and the Thrift Plan due to the transfer or reemployment of employees to or from retail store positions.

Participation

Participation in the Thrift Plan is voluntary and is open to Valero employees who become eligible to participate upon the completion of 30 days of continuous service. However, retail store employees are not eligible to participate in the Thrift Plan as they are eligible to participate in another plan sponsored by Valero. Through December 31, 2005, employees were eligible to participate in Valero’s employer matching contributions after completion of one year of continuous service. Effective January 1, 2006, employees became eligible to participate in Valero’s employer matching contributions after completion of 30 days of continuous service.

Continuous service begins the first day for which an employee is paid and terminates on the date of the employee’s retirement, death or other termination from service. If an employee’s employment is terminated and the employee is subsequently reemployed within 12 months, the period between the severance from service and the date of reemployment is generally included in continuous service. If the employee is not reemployed within 12 months, the employee is deemed to have incurred a break in service. Former participants who are reemployed after a break in service are generally eligible to become participants immediately following reemployment.

Contributions

Participants can make basic contributions of not less than 2% or more than 8% of their annual total salary immediately upon commencement of participation. In addition, participants who make a basic contribution of 8% can also make a supplemental contribution of up to 22% of their annual total salary. Annual total salary represents a participant’s current base salary, which includes commissions, overtime, job upgrade pay and shift differential pay and is not reduced for pre-tax contributions for the purchase of benefits and to reimbursement accounts for medical and child care expenses under Valero’s Flex Plan

VALERO ENERGY CORPORATION THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

benefits program nor for pre-tax contributions under the Thrift Plan itself. Annual total salary also includes cash bonuses; however, effective January 1, 2005, a participant can elect not to make a contribution from his bonus. Participants may change their basic or supplemental contribution percentages at any time. In addition, any employee may make rollover contributions. For the years ended December 31, 2005 and 2004, rollover contributions totaled $8,822,464 and $5,435,411, respectively, and are included in employee contributions in the statements of changes in net assets available for benefits.

Participants elect to make contributions to the Thrift Plan on a before-tax and/or after-tax basis. Federal income taxes on before-tax contributions are deferred until the time a distribution is made to the participant. The Internal Revenue Code of 1986, as amended (the Code) establishes an annual limitation on the amount of individual pre-tax salary deferral contributions. The limit was $14,000 and $13,000 for the years ended December 31, 2005 and 2004, respectively. Participants who were eligible to make pre-tax contributions and who attained age 50 before the end of the year were eligible to make an additional catch-up pre-tax contribution of up to $4,000 and $3,000 for the years ended December 31, 2005 and 2004, respectively.

Valero makes an employer contribution to the Thrift Plan equal to 75% of each participant’s total basic contributions related to base salary, i.e., cash bonuses are excluded from the participant’s total annual compensation for purposes of calculating the matching contribution.

Forfeitures

Valero’s employer contributions are reduced by any forfeited non-vested accounts of terminated participants and increased by the value of prior forfeited non-vested accounts for participants who are rehired within five years from date of termination. For the years ended December 31, 2005 and 2004, employer contributions were reduced by $264,375 and $192,280, respectively, related to forfeited non-vested accounts. As of December 31, 2005 and 2004, forfeited non-vested accounts available to reduce future employer contributions were $25,470 and $7,686, respectively.

Participant Accounts

Employer contributions are credited to an employer account for each participant and employee contributions are credited to an employee account maintained under the Thrift Plan for each participant. The employer and employee accounts for each participant are adjusted to reflect all contributions, withdrawals, income, expenses, gains and losses attributable to these accounts.

Vesting

Participants are vested 100% in their employee account at all times. Participants vest in their employer account at the rate of 20% per year with 100% vesting after the fifth year of continuous service.

The Thrift Plan provides that if an employee incurs a break in service prior to becoming vested in any part of his employer account, the employee’s prior continuous service will not be disregarded for purposes of the Thrift Plan until the break in service equals or exceeds five successive years. Upon a participant’s termination of employment for other than death, total and permanent disability or retirement, the non-vested portion of the participant’s employer account is forfeited. In the event the participant is reemployed prior to incurring a break in service of five successive years, any amounts forfeited under this provision will be reinstated.

VALERO ENERGY CORPORATION THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

In December 2004, certain Valero employees became employees of Enterprise Products Operating L.P. (Enterprise) as a result of a sale of assets to Enterprise. On March 30, 2005, the Thrift Plan was amended to provide that those employees would be fully vested in their employer accounts.

Former Premcor employees who became Valero employees and commenced participation in the Thrift Plan on October 1, 2005 became fully vested in their employer accounts.

Investment Options

Participants direct the investment of 100% of their employee contributions and may transfer existing account balances into any of the funds offered. The funds offered include the Valero Common Stock Fund, mutual funds, common/collective trusts, Multi-Cap Core Fund and other self-directed investments. Investments in the Multi-Cap Core Fund are comprised of investments in Vanguard PRIMECAP Fund (a mutual fund) and a money market security. Valero makes non-cash employer contributions of its common stock; however, participants may transfer 100% of Valero’s employer contributions to any other investment option offered.

Withdrawals and Distributions

Participants may make the following types of withdrawals of all or part of their respective accounts:

•	one withdrawal during any six-month period from a participant’s after-tax employee account and rollover contribution account with no suspension of future contributions;

•	upon completion of five years of participation in the Thrift Plan, one withdrawal from a participant’s after-tax employee account and employer account, with a similar withdrawal allowed 36 months after the date of a previous withdrawal under this provision, with no suspension of future contributions;

•	upon reaching age 59 1/2, one withdrawal during any six-month period from a participant’s employee account and employer account; or

•	upon furnishing proof of financial necessity, one withdrawal during any six-month period from a participant’s employee account and the vested portion of the employer account, but, for withdrawals of before-tax amounts, not to exceed the aggregate amount of the participant’s before-tax contributions.

Upon a participant’s death, total and permanent disability or retirement, the participant or the beneficiary of a deceased participant is entitled to a distribution of the entire value of the participant’s employee account and employer account regardless of whether or not the accounts are fully vested. Upon a participant’s termination for any other reason, the participant is entitled to a distribution of only the value of the participant’s employee account and the vested portion of the participant’s employer account. Distributions resulting from any of these occurrences may be received in a single sum in whole shares of Valero common stock and cash, or entirely in cash. Alternatively, a participant or beneficiary may elect to receive this distribution in the form of equal monthly installments over a period not exceeding the lesser of (i) five years or (ii) the participant’s life expectancy or the joint life expectancy of the participant and the participant’s designated beneficiary. In addition, when the value of a distribution to a participant exceeds $5,000, the distribution may be made prior to the participant attaining age 65 only with the participant’s consent. On March 28, 2005, the Thrift Plan was amended to lower the value of a distribution to a participant that may be made, prior to the participant attaining age 65, without the participant’s consent from $5,000 to $1,000 or such higher amount as permitted by law or regulation.

VALERO ENERGY CORPORATION THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

Terminated participants may elect to have the Thrift Plan trustee hold their accounts for distribution to them at a date not later than April 1 of the calendar year after which they attain age 70 1/2. In this event, terminated participants continue to share in the income, expenses, gains and losses of the Thrift Plan until their accounts are distributed.

In November 2005, the Administrative Committee authorized the inclusion of the Katrina Emergency Tax Relief Act of 2005 (KETRA) provisions in the Plan. In September 2005, the U.S. Congress passed the KETRA which, among other provisions, created a new hurricane distribution option for eligible retirement plans. KETRA allows for penalty-free distributions of up to $100,000 from thrift and savings plans to qualified individuals who lived in the Hurricane Katrina disaster area on August 25, 2005 and sustained economic loss due to the hurricane.

In February 2006, the Administrative Committee authorized the inclusion of the Gulf Opportunity Zone Act of 2005 (GO Zone Act) provisions in the Plan. In December 2005, the U.S. Congress passed the GO Zone Act which extends certain KETRA provisions to individuals who suffered economic loss due to Hurricane Rita or Wilma and whose principal residence is located in the Hurricane Rita or Wilma disaster area.

Participant Loans

Participants may borrow, subject to certain limitations, amounts credited to their employee account and the vested portion of their employer account. The minimum loan amount is $500. The maximum loan amount a participant may have outstanding is restricted to the lesser of:

(a)	$50,000, reduced by the excess of (i) the highest outstanding balance of the participant’s loans during a one-year period over (ii) the participant’s then currently outstanding loan balance on the day any new loan is made, or

(b)	one-half of the current value of the participant’s vested interest in his Thrift Plan accounts.

The term of any loan may not exceed five years unless the loan is for the purchase of a participant’s principal residence, in which case the term of the loan may not exceed 15 years. The balance of the participant’s employee account and vested portion of his employer account serve as security for the loan. Loans bear interest at a reasonable rate as established by the Administrative Committee, presently at prime plus 1%. As of December 31, 2005, interest rates on outstanding participant loans ranged from 5.0% to 11.5% with maturity dates ranging from January 2006 to January 2021. Loan repayments of principal and interest are made through payroll deductions or as otherwise determined. Participants may have two loans outstanding under the Thrift Plan at any time.

Plan Expenses

Administrative expenses of the Thrift Plan, including trustee fees and expenses and other costs, are paid by Valero, or at Valero’s option, by the Thrift Plan. During the years ended December 31, 2005 and 2004, Valero paid administrative expenses of $310,993 and $234,982, respectively.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Thrift Plan are prepared on the accrual basis of accounting in accordance with United States generally accepted accounting principles.

VALERO ENERGY CORPORATION THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

Use of Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates that affect the amounts of assets and changes therein reported in the financial statements and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of Investments

The Thrift Plan’s investments are stated at fair value. Valero common stock is valued at its quoted market price as of December 31. Shares of mutual funds are valued at the net asset value of shares held by the Thrift Plan as of December 31. The investments in common/collective trusts are stated at fair value as determined by the issuer of the fund based on the fair value of the underlying assets. Money market securities and participant loans are valued at cost, which approximates fair value.

Income Recognition

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Net appreciation (depreciation) in fair value of investments consists of net realized gains and losses on the sale of investments and net unrealized appreciation (depreciation) of investments.

Withdrawals by Participants

Withdrawals by participants are recorded when paid.

Risks and Uncertainties

The Thrift Plan’s investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near term.

3. Investments

Investments that represent 5% or more of the Thrift Plan’s net assets are as follows:

	December 31,
	2005	2004
Valero Energy Corporation common stock	$994,680,261	$426,484,153
Merrill Lynch Retirement Preservation Trust	138,341,197	111,373,522

The Thrift Plan’s investment in shares of Valero common stock represents 64.5% and 45.2% of total investments as of December 31, 2005 and 2004, respectively.

VALERO ENERGY CORPORATION THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

During the years ended December 31, 2005 and 2004, the Thrift Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	Years Ended December 31,
	2005	2004
Common stock	$557,028,248	$196,572,821
Mutual funds	9,827,421	21,758,237
Common/collective trusts	1,750,255	4,004,914
Self-directed investments:
Common stock	(2,143,943)	10,475,635
Mutual funds	31,677	156,478
Preferred stock	(569)	(840)

Net appreciation in fair value of investments	$566,493,089	$232,967,245

For the years ended December 31, 2005 and 2004, dividend income included $3,638,611 and $2,563,511, respectively, of dividends paid on Valero common stock.

4. Party-in-Interest Transactions

Certain Thrift Plan investments are shares of mutual funds and common/collective trusts managed by Merrill Lynch, the trustee of the Thrift Plan and a party-in-interest with respect to the Thrift Plan. In addition, the Thrift Plan allows for investment in Valero’s common stock. Valero is the Thrift Plan sponsor and a party-in-interest with respect to the Thrift Plan. These transactions are covered by an exemption from the “prohibited transactions” provisions of ERISA and the Code.

5. Plan Termination

Although it has not expressed any intent to do so, Valero has the right under the Thrift Plan to discontinue its contributions at any time and to terminate the Thrift Plan subject to the provisions of ERISA. In the event of any termination of the Thrift Plan or complete discontinuance of employer contributions, participants would become 100% vested in their employer accounts.

6. Tax Status

The Internal Revenue Service has determined and informed Valero by a letter dated April 26, 2002, that the Thrift Plan is designed in accordance with applicable sections of the Code. Although the Thrift Plan has been amended since receiving the determination letter, the Administrative Committee believes that the Thrift Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

VALERO ENERGY CORPORATION THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

7. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 Annual Return/Report of Employee Benefit Plan:

	December 31,
	2005	2004
Net assets available for benefits per the financial statements	$1,546,534,406	$945,400,699
Amounts allocated to withdrawing participants	(519,911)	(70,893)

Net assets available for benefits per the Form 5500	$1,546,014,495	$945,329,806

The following is a reconciliation of withdrawals by participants per the financial statements to the Form 5500 Annual Return/Report of Employee Benefit Plan:

	Years Ended December 31,
	2005	2004
Withdrawals by participants per the financial statements	$88,011,425	$43,853,959
Add: Amounts allocated to withdrawing participants as of end of year	519,911	70,893
Less: Amounts allocated to withdrawing participants as of beginning of year	(70,893)	(91,722)

Benefits paid to participants per the Form 5500	$88,460,443	$43,833,130

VALERO ENERGY CORPORATION THRIFT PLAN

EIN: 74-1828067

Plan No. 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2005

Identity of Issue/Description of Investment	Current Value
Common stock:
* Valero Energy Corporation	$994,680,261

Mutual funds:
The Oakmark Equity and Income Fund	40,583,720
Vanguard PRIMECAP Fund	38,066,656
American Funds EuroPacific Growth Fund	34,497,533
Fidelity Magellan Fund	30,316,120
* Merrill Lynch Basic Value Fund, Inc.	26,438,799
American Century Ultra Fund	25,023,801
* Merrill Lynch Global Allocation Fund, Inc.	22,217,665
* Merrill Lynch Bond Fund, Inc. - Intermediate Term Portfolio	13,951,283
MFS Massachusetts Investors Growth Stock Fund	13,540,525
Templeton Foreign Fund	11,877,904
Ariel Fund	7,478,960
AIM Income Fund	6,232,959

270,225,925

Common/collective trusts:
* Merrill Lynch Retirement Preservation Trust	138,341,197
* Merrill Lynch Equity Index Trust	38,835,117

177,176,314

Self-directed investments	63,113,248

* Participant loans (interest rates range from 5.0% to 11.5%; maturity dates range from January 2006 to January 2021)	36,342,735

Money market security:
* Merrill Lynch Retirement Reserves	423,949

Total	$1,541,962,432

*	Party-in-interest to the Thrift Plan.

See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VALERO ENERGY CORPORATION THRIFT PLAN

By:	/s/ Gregory C. King
Gregory C. King
Chairman of the Administrative Committee
President, Valero Energy Corporation

Date: June 27, 2006